                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                              (Amendment No.  )*

                             WPB FINANCIERS, LTD.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                     None
                                (CUSIP Number)

                                  Michael Tay
                          2000 Hamilton Street, # 520
                          Philadelphia, PA 19130-3883
                                (215) 893-3662
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 20, 2002
           (Date of Event, Which Requires Filing of This Statement)

        If  the  filing person has previously filed a statement on Schedule 13G to report the acquisition  which  is  the  subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3)  or  (4), check the following box. / /

        Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

        (1) The remainder of this cover page shall be filed out for a reporting person's  initial  filing  on this form with respect to the  subject  class  of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required  on  the remainder of this coverage page shall not be deemed to be "filed" for the purpose  of  Section  18  of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however,  see the Notes).

                                 SCHEDULE 13D

CUSIP No. Not Applicable

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Michael Tay

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  / /
                                                                   (b)  / /

3       SEC USE ONLY

4       SOURCE OF FUNDS*
        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        US

NUMBER OF                         7       SOLE VOTING POWER
SHARES                                    7,000,000
BENEFICIALLY                      8       SHARED VOTING POWER
OWNED BY                                  0
EACH                              9       SOLE DISPOSITIVE POWER
REPORTING                                 7,000,000
PERSON WITH                       10      SHARED DISPOSITIVE POWER
                                          0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,000,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES* / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        85% (1)

14      TYPE OF REPORTING PERSON*
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Calculated  based upon the 8,240,000 outstanding shares of Common Stock of the Issuer on December 27, 2002.

ITEM 1.          Security and Issuer.

        This statement  relates to the Common Stock, par value $.0001 per share
("Common Stock") of WPB Financiers, Ltd., a Delaware corporation (the "Company"), whose mailing address is located at 2000 Hamilton  Street,  #520, Philadelphia,
PA 19130-3883.

ITEM 2.          Identity and Background.

        This  statement  is filed by Michael Tay. Mr. Tay address  is  at  2000
Hamilton Street, #520, Philadelphia,  PA  19130-3883. Mr. Tay is the President,
CEO, Secretary and Treasurer of the Company.

        The Reporting Person has not, during  the  last five (5) years (i) been convicted  in a criminal proceeding (excluding traffic  violations  or  similar misdemeanors),  or  (ii)  been  a  party to a civil proceeding of a judicial or administrative  body  of  competent  jurisdiction  and  as  a  result  of  such proceeding was or is subject to a judgment,  decree  or  final  order enjoining future  violations  of,  or  prohibiting  or  mandating activities subject  to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a United States citizen.

ITEM 3.          Source and Amount of Funds or Other Considerations.

        On December 20, 2002,  the Company entered  into  a  Stock Subscription
Agreement  with  Brightpoint  Capital Partners, LLC ("Brightpoint"),  in  which
Brightpoint received 7,000,000  shares  of  common  stock  of  the  Company  in exchange for the cash consideration of $700 in a private placement transaction.
Immediately   afterwards,  Brightpoint  transferred  the  shares  to  its  sole shareholder, Michael  Tay,  the  Reporting Person.  The source of funds is from the personal funds of the Reporting Person.

ITEM 4.          Purpose of Transaction.

        The purpose of the transaction  in  the stock is for the control of the
Company. The Reporting Person may make purchases  of  Common Stock from time to time  and may acquire or dispose of any or all of the shares  of  Common  Stock held by  him  at any time. The Reporting Person has no plans or proposals which relate to, or could  result in any of the matters referred to in Paragraphs (b)
through (j), of Item 4 of Schedule 13D.

ITEM 5.          Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 7,000,000 shares of the Company's Common Stock, comprising 85% of the shares outstanding.
The percentage used herein  is  calculated  based  upon the 8,240,000 shares of
Common Stock of the Company stated by the Company as  issued and outstanding as of  December 27, 2002.  The  Reporting Person has sole voting  and  dispositive powers with respect to 7,000,000 shares of Common Stock to which this statement relates. The Reporting  Person  has  not  effected any other transaction in the shares of the Common Stock.

ITEM 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.

        None.

ITEM 7.          Materials to be Filed as Exhibits.

        None.

                                   SIGNATURE

        After reasonable inquiry and to the  best of my knowledge and belief, I certify that the information set forth in this  statement is true, complete and correct.

Dated:  December 27, 2002

                                          /s/ Michael Tay
                                          ---------------------------
                                          Michael Tay